SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:   Sale of Egg Banking plc



Embargo: 10.45am Monday 29 January 2007



Sale of Egg Banking plc


Prudential plc ("Prudential") announces that it has entered into a binding agreement (the "Agreement") to sell Egg Banking plc ("Egg"), Prudential's UK banking business, to Citigroup.


Under the terms of the Agreement, the consideration payable to Prudential by Citigroup is GBP575 million in cash, subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion.


Prudential has also agreed in principle outline terms with Citigroup with respect to a UK distribution agreement through which Prudential will provide life and pensions products to Egg's customer base for a five year period. This distribution agreement will preserve the strategic benefits to Prudential of access to Egg's direct distribution model and its customer base of over 3 million.


In addition, Prudential announces that it has been selected as a strategic provider to Citigroup for the distribution of life insurance products to Citigroup's consumer banking customers in Thailand, Indonesia and the Philippines.


The transaction is subject to regulatory approvals and is expected to complete by the end of April 2007.


The sale will enhance EPS in 2007. The proceeds will be used to reduce net debt. The transaction is expected to improve the Group's surplus under the Financial Conglomerates Directive by an estimated GBP300 million.


Commenting on the sale, Mark Tucker, Group Chief Executive of Prudential, said:
"The sale of Egg to Citigroup realises greater value for our shareholders than retaining the business within the Group. Citigroup is the largest credit card issuer in the world and sees enormous opportunities to develop Egg's business in the UK."


For the financial year ending 31 December 2006, Egg's operating losses on continuing ordinary activities before tax are estimated to be GBP145 million.


As at 31 December 2006, Egg's gross assets and shareholders' funds are estimated to be GBP9.5 billion and GBP276 million respectively.



ENDS


Enquiries:

Media                                    Investors/Analysts

Jon Bunn            +44 20 7548 3559     James Matthews       +44 20 7548 3561

William
Baldwin-Charles     +44 20 7548 3719     Valerie Pariente     +44 20 7548 3511

Steve Colton        +44 20 7150 3136


Notes to Editor:


1. There will be a conference call today for wire services at 11.30am (BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0205. Passcode: 155439#

2. There will be a conference call for investors and analysts at 12.00am (BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0205 and from the US 1866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or 1 866 676 5865 from the US. The conference reference number is 160468.

3. About Egg

Launched by Prudential in October 1998, Egg is an innovative financial services company, authorised as a bank by the FSA and providing a range of banking and financial services products that are distributed via the Internet and phone. Egg has no branches.


Egg focuses on offering banking products and services, specifically, personal loans, credit cards, mortgage loans, and deposit and savings accounts through its operational subsidiaries.


4. About Prudential


Prudential plc is a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP237.5 billion in assets under management as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 January 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations